

February 5, 2014

<u>Via E-mail</u>
Robert Mailloux
Senior Vice President – Corporate Controller
and Principal Accounting Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102

  Re: **Federal Home Loan Mortgage Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed February 28, 2013
    File No. 001-34139

Dear Mr. Mailloux:

  We have reviewed your supplemental response dated December 5, 2013 and have the following comment.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>FHFA Advisory Bulletin, page 46</u>

1. We note your response to prior comments 1 to 3 from your letter dated December 5, 2013 and comment 1 from your letter dated August 20, 2013 where you state that upon adoption of Advisory Bulletin 2012-02, the charge-offs at 180 days past due will exceed your best estimate of incurred losses. It appears from your responses that you may believe the adoption of Advisory Bulletin 2012-02 could be inconsistent with the accounting guidance in ASC 450-20-30 and ASC 310-10-35. Rule 4-01(a)(1) of Regulation S-X states that financial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles (U.S. GAAP) will be presumed to be misleading or inaccurate. We expect that your financial statements will comply with U.S. GAAP.

  You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have any questions.

      Sincerely,

      /s/ Stephanie J. Ciboroski

      Stephanie J. Ciboroski
      Senior Assistant Chief Accountant